VANDERKAM & ASSOCIATES
                               1301 TRAVIS, #1200
                                HOUSTON, TX 77002
                              (713) 547-8900 PHONE
                            (713) 547-8910 FACSIMILE

                                 August 9, 2006

U.S. Securities & Exchange Commission
450 Fifth Street NW
Mailstop 4561
Washington, D.C. 20549
Attn: Barbara C. Jacobs
Assistant Director

Re:      Integrated Management Information, Inc.
         Pre-Effective Amendment No. 2 to Form SB-2
         Filed August 3, 2006; File No. 333-133624

Dear Ms. Jacobs:

Your letter of July 20, 2006 has been forwarded to this office for response. Each of the numbered responses below corresponds with your letter of July 20, 2006.

1. We have revised all of the statements which claim that we were listed on the OTC Board to state that we intend to apply for listing (see the various Risk Factors listed on pages 8 and 9).

2. A provision for determination of the offering price was put into a separate section on page 9 as required by Item 505 Regulation S-B.

3. The inconsistencies in the delivery legends have been corrected and both now state 90 days.

4. The statement that this registration statement constitutes the initial public offering of Integrated Management Information common stock has now been removed from the cover page of the Registration Statement and is on the cover page of the prospectus.

5. Information relating to risk factors is actually in bold. However, Ascii has the ability to show only one type of typeface. Accordingly, the version filed through EDGAR does not show such. However, the hardcopy does.

6. The paragraphs following the table of contents and preceding the summary have been moved to page 9 (after the risk factors).

7. We have now made the disclosure consistent that he price will be $.83 until the securities are quoted on the OTC bulletin board and thereafter at market or negotiated prices. (page 5)

8.   The paragraph, "term of sale" has been removed in its entirety from page 5.

9. The "boiler plate" language has been removed and the risk factors rewritten to make them more definitive to our organization (see pages 5 - 9)

10. We have modified the headings to make them more germane to our company (see pages 5-9)

11. After a review of the information at the company, it is my opinion that such does not rise to the level of market research. Accordingly, we have changed this statement on page 6 to now state "management believes".

12. We have added a sentence to our second risk factor on page 6 which states in excess of 40% of our projected near term revenue growth is contingent upon sales of USVerified source and age verifification systems.

13. We have deleted in its entirety the risk factor, our future success in part depends on our ability to establish strategic . . .

14. We have revised the risk factor relative to patents to clarify the status of our patents.

15. We have modified our footnote originally on page 8 which we have moved to page 6 to state that we may be unable to raise additional capital which is necessary to continue as a going concern. We have also expanded how long we have adequate cash and how soon our need for additional cash arises.

16. We have modified our risk factor on page 8 to advise the investor what risk there is from the investor's point of view if there is limited liquidity in our stock.

17. We have added language to both the penny stock heading and the penny stock text risk factor to state that it will be more difficult and costly for an investor to resell their shares.

18.  We have  expanded our  discussion  on page 11 and  identified  which export markets other than Japan continue to be closed to US beef exports. In addition, between the time pre-effective amendment No. 1 was filed and the filing of this amendment, the Japanese market has conditionally opened. (pg
     11)

19. Our MD&A for the quarter ended March 31, 2006 compared to 2005 has been substantially expanded under selling, general and administrative expenses to include numerical quantifications of individual items in this category. (page 12)

20. We have quantified the headcount discussed in selling, general and administrative expenses. (page 12)

21. On page 13, we have added a paragraph stating as of March 31, 2006 the company has no off balance sheet arrangements of any type.

22. We have expanded the discussion on revenues and broken down the different categories into dollar amounts. (page 13) 23. We have substantially modified the second to the last paragraph on page 12 of the liquidity and capital resources section which states our current cash position and our need for additional cash. We have also stated that we have inadequate cash to cover our operations for the next 12 months.

24. We have deleted the liquidity and capital resources section under the year ended December 31, 2005 compared to December 31, 2004.

25. We are attaching supplemental information to support our position on the various claims in this section. We have deleted from the text the provisions stating that we are a recognized leader, that Merial Ltd. is a leading veterinan products company, and that Superior Livestock is the largest.

26. Since most of our business is for services, we do not have significant suppliers. The only suppliers which we have are listed on page 19. Approximately 14% of our revenue is provided by the sale of hardware during the year ended December 31, 2005. We also state on page 18 under US Verified that we have no principal suppliers because most of our revenue is service related. What products we do purchase (principally cattle identification ear tags), we purchase from Allflex and Digital Angel. However, there are numerous other companies which manufacture and market such ear tags. On page 21 we list our employees both at December 31, 2005 and as of July 31, 2006.

27. On page 18 we state that we have no principal suppliers. (see also response to question 26).

28. On page 18, we have disclosed the current status of U.S. trade relations with South Korea and Canada with respect to Beef Exports. We have also included the position of beef exports in relationship to other countries as well.

29. Beginning on page 19 and running through page 20, we have included each major source of revenue as a percentage of total revenue.

30. We have deleted the "key" reference and instead listed who are our largest customers. (page 20).

31. As disclosed on page 20, no single customer generates more than 10% of our revenues.

32. We have substantially modified the competition section on page 20 and 21 to disclose information on our competitors, their products and their pricing as well as our pricing and in addition our estimate of their number of customers.

33. We have disclosed below the listing of the executive officers on page 21 that John and Leann Saunders are husband and wife.

34. On page 23 we have revised the biography of Mr. Adam Larson to state what his employment has been for the past five years.

35. On page 25 we have modified the executive compensation table to include Leann Saunders, Cara Gerken, Cory Weaver and Rob Cook.

36. Certain relationships and related transactions on page 26 have been modified and put into more readable fashion per your recommendation.

37. There were no loan agreements between Mr. Saunders and the father of Leann Saunders. We have identified in the Certain Relationships and Related Transactions on page 26 the name of Ms. Saunders father.

38. We have provided the natural person disclosure for Frontier Farm Credit and Potomac Capital Partners in the table of selling shareholders and have listed them in footnote 3 on page 31.

39. The headings for the balance sheet, the statement of operations, the statement of stockholders' equity and the statement of cash flow were entered as headings in the Excel spreadsheets. When the financial schedules were Edgardized, the headers were not recognized. We have removed the header information and manually entered the header information on all financial statements.

40. Paragraph 54 of SFAS 128 requires retroactive treatment for nominal stock issuances, splits, etc. that occur subsequent to period close, but prior to issuance of financial statements. Since the additional common shares were issued to the founders in January, 2005 (prior to issuance of the auditor's report), the earnings per share calculation at December 31, 2004 will be based on the new number of shares issued, including the subsequently issued founders shares.

     We have recalculated the earnings per share data for the December 31, 2004 financial statements. See addition to Note 9 in the December 31, 2005 and 2004 audited financial statements.

41. We have reviewed the transaction which reflected the issuance of 2,745,300 shares of common stock for a total consideration of $217,855. The transaction was inadvertently described on the statement of stockholders' equity as shares issued as compensation - related parties. The transaction actually was an equity transaction for the exercise of stock options granted in October, 2004 and the receipt of cash in the amount of $217,855. We have corrected the description.

42. Inventory is an immaterial item on the balance sheet of Integrated Management Information, Inc. We have, however, prepared and included in the Summary of Significant Accounting Policies (Note 1) a description of the inventory and the related required disclosures.

43.  The three for two forward stock split is disclosed as a Subsequent Event in
     Note 14. As mentioned in the response to comment 40, Paragraph 54 of SFAS 128 requires retroactive treatment for nominal stock issuances, splits, etc. that occur subsequent to period close, but prior to issuance of the financial statements. We have recalculated the earnings per share at December 31, 2005 based on the new number of shares issued, including the effects of the three for two split on February 14, 2006.

44. Cattlenetwork.com generates approximately 90% of its revenues from advertising. Our advertising agreements do not require a minimum number of displays. The remainder of the revenue is generated from monthly fees earned from subscriptions to a third party site and fees paid for a weekly new and trading information email. The fee is $12.99 per month or $99 per year. There are approximately 200 paying subscribers, some of which pay monthly, with the balance paying on an annual basis. The monthly income is approximately $1700. Due to the immaterial amount of subscription revenue, we recognize the revenue as received. Should the subscriber income increase significantly, we will consider recognize the income as earned.

     The Cattlestore.com website does not earn fees from displaying products. Income is generated through the sale of products displayed on the website. EITF 99-19 requires that gross revenues generated from the sale are recognized if Integrated Management Information, Inc. is the principal, or the net revenues recorded if the Company is operating as an agent. As sales are generated from the Cattlestore.com website, the Company orders the product, takes title to the product, and the product is shipped to the customer. Therefore, the Company records the gross revenues generated as income in accordance with EITF 99-19.

45. Revenue from the Integrated Management Information, Inc. US Verified programs are recognized based on contract terms and matching of contract requirements to completion of the work.

     For feed yards and packers, the contracts require completion of a USDA program compliant manual, obtaining USDA approval, and training. This cycle is normally 60 to 90 days. The fee is recognized as earned using the Proportional Performance Mode since the customer receives value as the services are performed. We have modified our Revenue Recognition disclosure in Note 1 to clarify the accounting (i.e. Proportional Performance Model).

46. Integrated Management Information, Inc. provides access to its proprietary web-based applications to feed yards. The information contained in the site is useful to the feed yards in their overall compliance with USDA QSA requirements.

     Meat packers have QSA requirements that are similar in nature to those of feed yards. Therefore the information contained on the site is useful to meat packers in meeting these QSA requirements.

     SOP 97-2 cites the four  elements  of revenue  recognition,  including  (1)
     evidence of an agreements, (2) delivery, (3) is the fee fixed or determinable, and (4) is collectibility probable.

     The Company charges a monthly service fee ranging from $150 to $400 for web
     - site hosting and maintenance of the manual. This income is billed and recognized on a monthly basis.

47. Customers do not purchase software, and Integrated Management Information, Inc. does not sell software to customers. The Company hosts a web-site that the feed yards and packers have access to. The customers pay for the hosting services, there is no sale of software. We have modified relevant language to reflect "access to a proprietary web-based application".

48. We have changed the statement of cash flows to reflect the acquisition of Cattlefeeding.com for $150,000 (cash), and a disclosure of the non-monetary portion represented by the seller financing in the amount of $350,000.

     We have also modified Note 2 to reflect a reconciliation to the Purchase Price.

49. We have expanded the disclosures in Note 2 of the March 31, 2006 financial statements to provide all of the disclosures required by SFAS 123(R).

50. We have added language under footnote 3 as to the accounting treatment for the six million options issued to the founders.

51. The power of attorney has been clarified in the exhibit index and has been identified in the appropriate EDGAR document tag.

52. The legal opinion has been modified and references to Nevada and Texas have been dropped. In addition we have added additional language regarding the provisions of Colorado including statutory provisions, provisions of the Colorado Constitution and reported judicial decisions interpreting those laws.

53. As stated in the response to item 52, we have dropped the reference to any other jurisdictions in the opinions.

Please contact the undersigned should you have any questions or need any further information.



                                   Sincerely,
                                   VANDERKAM & ASSOCIATES


                                  /s/ Hank Vanderkam
                                  Hank Vanderkam